UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

COMMISSION FILE NUMBER 0-10587

FULTON FINANCIAL AFFILIATES’
401(k) SAVINGS PLAN AND TRUST

(Full title of the Plan)

FULTON FINANCIAL CORPORATION

One Penn Square
Lancaster, PA 17602
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

FULTON FINANCIAL AFFILIATES’
401(k) SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS
December 31, 2004 and 2003

FULTON FINANCIAL AFFILIATES’
401(k) SAVINGS PLAN AND TRUST
Lancaster, Pennsylvania

FINANCIAL STATEMENTS
December 31, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans Administrative Committee
Fulton Financial Affiliates’
401(k) Savings Plan and Trust
Lancaster, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Fulton Financial Affiliates’ 401(k) Savings Plan and Trust (the Plan) as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Columbus, Ohio
June 16, 2005

1.

FULTON FINANCIAL AFFILIATES’
401(k) SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003

	2004	2003
ASSETS
Cash	$69,012	$62,409
Investments (Note 4)	24,159,394	21,370,097

Receivables
Accrued income	48,297	51,573
Employer contribution	424,410	424,071
Participant contributions	—	32,788

Total receivables	472,707	508,432

Total assets	24,701,113	21,940,938

LIABILITIES
Administrative expenses payable	11,930	27,312
Security transaction payable	23,631	35,421

Total liabilities	35,561	62,733

Net assets available for benefits	$24,665,552	$21,878,205

See accompanying notes to financial statements.

2.

FULTON FINANCIAL AFFILIATES’
401(k) SAVINGS PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 4)	$2,144,014	$3,743,728
Interest and dividends	489,149	255,756

	2,633,163	3,999,484

Contributions
Employer contribution	525,118	486,176
Employee contributions	1,222,699	1,139,168
Employee rollovers	3,677	26,753

	1,751,494	1,652,097

Total additions	4,384,657	5,651,581

Deductions from net assets attributed to:
Benefits paid to participants	1,535,895	1,482,366
Administrative expenses	57,869	104,265

	1,593,764	1,586,631

Net increase (decrease) prior to transfer	2,790,893	4,064,950

Transfer to Fulton Financial Corporation
Profit Sharing Plan	(3,546)	—
Transfer due to plan merger (Note 8)	—	2,541,662

Net increase (decrease)	2,787,347	6,606,612

Net assets available for benefits
Beginning of year	21,878,205	15,271,593

End of year	$24,665,552	$21,878,205

See accompanying notes to financial statements.

3.

FULTON FINANCIAL AFFILIATES’
401(k) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Fulton Financial Affiliates’ 401(k) Savings Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan which covers eligible employees of certain merged bank subsidiaries. The Plan was established in 1991 and provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions: Eligible employees may elect to make contributions up to a maximum dollar amount prescribed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v). Fulton Financial Corporation (the Company) may contribute, at its discretion, a percentage of the employee’s salary deferral contribution, to be determined each year (the employer match). An employer matching contribution of 100% of the first 3% of compensation deferred was made in 2004 and 2003 for all participants except those who were former participants in the Drovers Mechanics Bank Salary Deferral Plan (Drovers 401(k) Plan). The employer matching contribution formula for the former Drovers 401(k) Plan participants is 50% of the first 6% of compensation deferred.

Participant Accounts: Each participant’s account is credited with the participant’s contribution, the employer’s contributions and an allocation of Plan earnings. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Vesting in the remainder of the accounts is based on years of service. Participants become 100% vested after completion of three years of credited service. Effective June 1, 2003, the Plan was amended to immediately 100% vest former Drovers 401(k) Plan participants in their accounts.

Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefit payments are distributed in one of the following forms: a joint and survivor annuity, a lump sum payment or installment payments.

(Continued)

4.

FULTON FINANCIAL AFFILIATES’
401(k) SAVINGS PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 — DESCRIPTION OF PLAN (Continued)

Forfeitures: Forfeitures represent the nonvested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested. Forfeitures are used to reduce the future contributions to the Plan. As of December 31, 2004 and 2003, forfeitures of $0 and $10, respectively were available. Forfeitures used to reduce the employer matching contribution for the plan year ended December 31, 2004 and 2003 were $698 and $21,205, respectively.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Investments: The investments held by the Plan are shown at fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The Plan’s investments in common trust funds are valued at the aggregate of the fair values of the underlying securities.

Purchases and sales are recorded on a trade date basis.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, common stock of the Company, or common/collective trust funds. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Payment of Benefits: Benefits are recorded when paid.

Concentration of Credit Risk: At December 31, 2004 and 2003, approximately 22% and 21%, respectively, of the Plan’s assets were invested in Fulton Financial Corporation common stock.

(Continued)

5.

FULTON FINANCIAL AFFILIATES’
401(k) SAVINGS PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

NOTE 4 – INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31, 2004
	Units or Shares	Fair Value
Fulton Financial Corporation Common Stock	234,466	$5,465,402
Fulton Financial Advisors Retirement Common Stock Fund	29,853	2,824,592
Fulton Financial Advisors Retirement Fixed Income Fund	159,324	2,786,324
Fidelity Advisor Mid Cap Fund	105,697	2,719,587
MFS Value Fund	73,575	1,708,420
Vanguard 500 Index Fund	25,018	2,792,971
Goldman Sachs Financial Square Government	2,434,866	2,434,866
American Century Small Company Fund	273,714	2,794,620

	December 31, 2003
	Units or Shares	Fair Value
Fulton Financial Corporation Common Stock	212,673	$4,657,539
Fulton Financial Advisors Retirement Common Stock Fund	32,384	2,834,853
Fulton Financial Advisors Retirement Fixed Income Fund	172,125	2,935,580
Fidelity Advisor Mid Cap Fund	96,478	2,193,905
MFS Value Fund	63,613	1,297,713
Vanguard 500 Index Fund	23,352	2,397,823
Goldman Sachs Financial Square Government	2,551,840	2,551,840
American Century Small Company Fund	254,800	2,130,130

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,144,014 and $3,743,728 as follows:

	2004	2003
Mutual funds	$1,272,384	$2,116,906
Common trust funds	297,952	608,029
Fulton Financial Corporation Common Stock	573,678	1,018,793

	$2,144,014	$3,743,728

(Continued)

6.

FULTON FINANCIAL AFFILIATES’
401(k) SAVINGS PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 5 – TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $65,306 at December 31, 2004 and $45,459 at December 31, 2003.

NOTE 6 – PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, and party rendering services to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company. Fees paid by the Plan to Conrad Seigal, the Plan recordkeeper, totaled $47,456 and $79,890 for 2004 and 2003, respectively. Fees paid by the Plan to Smith Elliott Kearns & Company LLC, the prior auditor for the Plan, totaled $475 and $21,600 for 2004 and 2003, respectively. Fees paid by the Plan to Crowe Chizek and Company LLC, the current auditor, totaled $9,000 in 2004. Fees paid by the Plan to Barley, Snyder, Senft & Cohen LLC, legal counsel for the Plan, totaled $928 and $2,775 for 2004 and 2003, respectively. At December 31, 2004 and 2003, the Plan had investments of $5,465,402 and $4,657,539, respectively, in Fulton Financial Corporation common stock which constitutes a party-in-interest investment. The Plan also has investments of $5,610,916 and $5,770,433 at December 31, 2004 and 2003, respectively, in common trusts funds that are administered by Fulton Financial Advisors, the custodian of the Plan. Approximately $144,848 and $124,474 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2004 and 2003, respectively.

NOTE 7 – TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated April 16, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 – PLAN MERGER

Effective June 1, 2003, the Plan was amended to merge the Drovers and Mechanics Bank Salary Deferral Plan into the Fulton Financial Affiliates’ 401(k) Savings Plan and Trust.

NOTE 9 – SUBSEQUENT EVENT

Effective March 1, 2005, the Plan was amended to merge the First Washington Bank 401(k) Savings Plan into the Fulton Financial Affiliates’ 401(k) Savings Plan and Trust.

7.

SUPPLEMENTAL SCHEDULE

FULTON FINANCIAL AFFILIATES’
401(k) SAVINGS PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

Name of Plan Sponsor:	Fulton Financial Corporation
EIN:	23-2195389
Plan number:	005

(a)	(b)	(c)	(d)	(e)
	Identity of issue,	Description of investment including
	borrower, lessor,	maturity date, rate of interest		Current
	or similar party	collateral, par or maturity value	Cost	Value

		Common Trust Funds

*	Fulton Financial Advisors	Retirement Fixed Income Fund	$ Ö	$2,786,324

*	Fulton Financial Advisors	Retirement Common Stock Fund	Ö	2,824,592

		Mutual Funds

	MFS Investment Management	MFS Value Fund	Ö	1,708,420

	Goldman Sachs & Co.	Goldman Sachs Financial Square Government Fund	Ö	2,434,866

	Fidelity Investments	Fidelity Advisor Mid Cap Value Fund	Ö	2,719,587

	Vanguard	Vanguard 500 Index Fund	Ö	2,792,971

	American Century Investments, Inc.	American Century Small Company Fund	Ö	2,794,620

	Franklin Templeton Investments	Templeton Foreign Fund	Ö	632,612

		Common Stock

*	Fulton Financial Corporation	Common Stock	Ö	5,465,402

				$24,159,394

* Party-in-interest

Ö All investment are participant directed, therefore, historical cost is not required.

9.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Affiliates’ 401(k) Savings Plan and Trust have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

FULTON FINANCIAL AFFILIATES’ 401(k) SAVINGS PLAN AND TRUST

By:	/s/ Louis J. Yoka

Date: June 27, 2005

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1 Consent of Crowe Chizek and Company LLC